EXHIBIT 1

For Immediate Release	22 April 2005

WPP

QUARTERLY TRADING UPDATE

REPORTED REVENUES UP OVER 16%

CONSTANT CURRENCY REVENUES UP OVER 16%

LIKE-FOR-LIKE REVENUES UP ALMOST 6%

FIRST QUARTER OPERATING MARGIN ABOVE BUDGET

FULL YEAR OPERATING MARGIN FORECAST TO INCREASE IN

LINE WITH TARGET

Current Trading

Reported revenues rose by over 16%. In constant currencies, first quarter revenues were up over 16%, primarily reflecting strong organic growth and a first-time contribution from Grey Global Group (“Grey”) from 7 March. The impact of currency in the first quarter of 2005 was minimal. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues were up almost 6%. This maintains the improvement in the organic growth rate of the last two quarters of 2004 and reflects the growing focus by clients on improving profitability through innovation and branding and top line growth, rather than by relying solely on cost cutting.

As shown in the appendix, on a constant currency basis, all regions showed double digit revenue growth. In North America, revenues were up over 16%. In Europe, the UK was up 12% and Continental Europe up over 15%. Asia Pacific, Latin America, Africa and the Middle East was up 22%.

By communications services sector, advertising & media investment management was up over 17%, information, insight & consultancy up 19%, public relations & public affairs up over 12%, and branding & identity, healthcare and specialist communications up almost 15%.

Net new business billings of £875 million ($1.62 billion) were won during the first quarter. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients.

In the first quarter both profitability and operating margin were ahead of budget. Full year margin forecasts are in line with the Group’s revised combined margin target for 2005, including Grey, of 14.3%.

The Group’s operating companies continued to improve productivity. On a pro-forma basis, the number of people in the Group (excluding associates) was up 3.8% at 31 March 2005 to 71,097, as compared to the previous year. In the first quarter of 2005, average headcount on a like-for-like basis was up 5.2% to 64,368, compared with the first quarter of 2004.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a judicious combination of capital expenditure, acquisitions and share cancellations, whilst ensuring that these expenditures are covered by free cash flow.

Average net debt in the first quarter of 2005 was down £240 million to £586 million, compared to £826 million in 2004, at 2005 exchange rates. The current net debt figure compares with a market capitalisation of approximately £7.5 billion. Net debt at 31 March 2005 was £938 million compared to £825 million in 2004 (at constant exchange rates) an increase of £113 million, reflecting a £384 million gross cash payment for Grey. In the twelve months to 31 March 2005, the Group’s free cash flow was £572 million. Over the same period, the Group’s capital expenditure, acquisitions and share cancellations were £646 million (including a £384 million gross cash payment for Grey).

In the first quarter of 2005, in addition to the completion of the acquisition of Grey, the Group made acquisitions or increased equity interests in advertising and media investment management in the United Kingdom, Denmark and Argentina; in information, insight and consultancy in Hong Kong; in public relations and public affairs in Denmark; in healthcare in the United States, Netherlands and Switzerland; and in direct, internet and interactive in the United States.

In the first quarter of 2005, 3,367,000 ordinary shares were purchased, at an average price of £6.17 per share and total cost of £20.8 million. 2,250,000 of these shares were cancelled. The company’s objective remains to repurchase up to 2% annually of its share base in the open market at an approximate cost of £150 million, when market conditions are appropriate.

International Financial Reporting Standards (“IFRS”)

In addition to the quarterly trading update, attached as a separate appendix are the changes to the full year 2004 financial statements as a result of adopting IFRS.

As disclosed previously, the major impact on the Group results is a charge for share based compensation, a reduction in equity income as a result of showing equity income net of taxes, and an increase in the Group’s reported tax rate. In addition there is a reduction of £680 million in goodwill and corporate brands, the majority of which arises as a result of translating historic goodwill and brands (previously fixed in sterling), on the opening balance sheet at 31 December 2003 exchange rates.

The impact of all this on reported earnings per share is a reduction of over 6%. This reduction at the after tax earnings level is greater than at the operating level, due to the disproportionate impact of certain items on the Group’s reported tax charge. None of these adjustments impact the cash earnings per share, cash taxes paid, or the cash generating ability of the Group.

Future Objectives

The Group continues to focus on its key objectives of improving operating profits by 10% to 15% per annum; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by 0.6 margin points per annum; growing revenue faster than industry averages; improving our creative reputation and stimulating co-operation among Group companies.

For further information:

Sir Martin Sorrell) Paul Richardson )	(44)20 7408 2204

Feona McEwan ) Fran Butera	(1)212 632 2235

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended March 31, 2005

Region	2005 £m	% Total	2004 £m	% Total	Revenue Growth Reported 2005/2004%	Constant Currency Growth[1] 2005/2004%
North America	443.9	40	390.3	41	13.7	16.6
United Kingdom	184.4	17	164.7	17	12.0	12.0
Continental Europe	291.5	26	246.0	26	18.5	15.5
Asia Pacific, Latin America, Africa & Middle East	194.7	17	159.3	16	22.2	22.0

TOTAL GROUP	1,114.5	100	960.3	100	16.1	16.4

Communications Services Sector	2005 £m	% Total	2004 £m	% Total	Revenue Growth Reported 2005/2004%	Constant Currency Growth[1] 2005/2004%
Advertising, Media Investment Management	515.9	46	439.5	46	17.4	17.3
Information, Insight & Consultancy	188.7	17	158.3	16	19.2	19.0
Public Relations & Public Affairs	117.1	11	105.3	11	11.2	12.4
Branding & Identity, Healthcare and	292.8	26	257.2	27	13.8	14.8
Specialist Communications

TOTAL GROUP	1,114.5	100	960.3	100	16.1	16.4

[1]	Constant currency growth excludes the effects of currency movements.

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Introduction

WPP Group plc (WPP) currently prepares its primary financial statements under UK Generally Accepted Accounting Practice (UK GAAP). For periods beginning on or after 1 January 2005, all listed companies in the European Union, including WPP, are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS). WPP’s first IFRS results will be its interim results for the six months ending 30 June 2005 and the Group’s first Annual Report under IFRS will be for the year ending 31 December 2005. WPP’s date of transition to IFRS is 1 January 2004 (the transition date).

The financial information contained in this appendix has been prepared by management using their best knowledge and judgement of the expected standards and interpretations of the International Accounting Standards Board, facts and circumstances, and accounting policies that will be applied when the company prepares its first complete set of IFRS financial statements as at 31 December 2005. Therefore, until such time, the possibility cannot be excluded that the comparative information included in that first complete set of IFRS financial statements may not be consistent with the disclosures below. Moreover, attention is drawn to the fact that, under IFRSs, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the company’s financial position, results of operations and cash flow.

The following analysis has been prepared substantially on the basis of all IAS and IFRS, and related interpretations, published by the International Accounting Standards Board (IASB), and currently in issue. Certain of these standards are subject to ongoing amendment by the IASB, and subsequent approval by the European Commission, and are therefore subject to possible change. Consequently, the information contained within this Appendix may also require amendment at a future date.

In preparing this financial information, the Group has assumed that the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures will, in due course, be endorsed by the European Commission.

The effect that the transition from UK GAAP to IFRS would have on the Group’s reported financial position, financial performance and cash flows for 2004 is explained in the following schedules included in this Appendix:

•	IFRS 1 exemptions

•	Summary unaudited financial statements

•	Key impact analysis

•	Reconciliations of:

•	Income statement for the year ended 31 December 2004

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

•	Balance sheet as at 31 December 2004

•	Cash flow statement for the year ended 31 December 2004

The financial information presented is unaudited.

IFRS 1 Exemptions

IFRS 1 (First-time adoption of International Financial Reporting Standards) allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. WPP has taken advantage of certain of these exemptions as follows:

Financial Instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied in accounting for financial instruments in this period. The Group will adopt IAS 39 and IAS 32 with effect from 1 January 2005 and consequently restate the balance sheet at that date in accordance with the requirements of these standards, which will generally mean a recognition of financial instruments at fair value.

Business Combinations

The Group has elected not to apply IFRS 3 (Business combinations) retrospectively to business combinations that completed prior to 1 January 2004.

Share-based Payments

IFRS 2 applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

Presentation of Financial Information

The primary financial statements contained in this appendix have been presented substantially in accordance with the requirements of IAS 1 (Presentation of Financial Statements). This presentation may require further modification in the event that further guidance is published or as practice develops.

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Summary unaudited financial statements

Summary reported income statement:

	2004 UK GAAP		2004 IFRS
Revenue	£4,300	m	£4,300	m

PBIT	£529	m	£507	m

PBIT margin	12.3%		11.8%

PBT	£457	m	£434	m

Earnings	£292	m	£273	m

Diluted earnings per share	25.0	p	23.4	p

Headline PBIT, Headline PBT and Headline Earnings

As a result of the change in presentation in the income statement in respect of income from associates, as well as other changes described below, the Group has redefined certain of its key performance metrics or ‘Headline’ profits and margins. An analysis of how the Group will calculate these under IFRS is presented in Appendix IV.

	2004 UK GAAP		2004 IFRS
Revenue	£4,300	m	£4,300	m

Headline PBIT	£608	m	£560	m

Headline PBIT margin	14.1%[1]		13.0%

Headline PBT	£537	m1	£490	m

Headline Earnings	£373	m1	£328	m

Headline Diluted earnings per share	31.6	p1	27.9	p

[1]	Restated to include interest on defined benefit pension schemes of £10m as a deduction from Headline profits

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Summary Balance Sheet

	2004 UK GAAP		2004 IFRS
Non current assets	£6,519m		£5,959m

Net current liabilities	£(421	)m	£(445	)m

Net assets	£3,966m		£3,057m

Total capital employed	£3,966m		£3,057m

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Key Impact Analysis

The principal differences between UK GAAP and IFRS as they apply to WPP are set out below.

Changes in Presentation of Financial Statements

The financial statements in this appendix have been prepared substantially in accordance with IAS 1 (Presentation of Financial Statements). The most significant presentational differences arising from this change in format are as follows:

Income from Associates

In the current income statement format, in accordance with UK GAAP, the Group separately presents its share of operating profit, interest, minority interests and tax from associate undertakings. Under IAS 1, these results are aggregated into a single line in the income statement. The effect is to reduce reported profit before interest and taxes by £19m in 2004, although there is no impact on earnings.

Working Capital Facility

In the balance sheet, the Group has historically presented its working capital facility (the advance of cash financing against which certain trade debts have been assigned) as a deduction from debtors, in accordance with the ‘linked presentation’ required by FRS 5 (Reporting the substance of transactions). Under IFRS this presentation is not permitted, and the cash advance is shown as a bank borrowing within creditors: amounts falling due within one year. As a result of this change, net debt is restated to include this facility as a borrowing, whereas previously it was treated as a reduction in working capital. The impact is to increase net debt at 31 December 2004 by £261m to £561m. The cash flows of the Group in 2004 are unaffected by this change. There is also no change to the income statement presentation of the charges on this facility which are included in finance costs.

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Changes in Accounting Policies

IFRS 2 Share-based Payment

Under UK GAAP, where the Group grants share options at a strike price equal to or greater than the market price on the date of the grant, no compensation expense is recognised. For share awards other than stock options, the charge to the Group’s income statement is based on the intrinsic value (market value on grant date) of the award, spread over the relevant performance period, in accordance with UITF 38 (Accounting for ESOP trusts). IFRS 2 requires that share-based payments (including share options) are recognised in the income statement as an expense, spread over the relevant vesting period using a fair value model. The Group has used a Black-Scholes valuation model for this purpose.

IFRS 2 permits prospective adoption for grants made after November 2002, but the Group has chosen to adopt IFRS 2 on a full retrospective basis, for all option and share award grants as the resulting charge better reflects the ongoing impact on the Group. The impact on the income statement for the year ended 31 December 2004 is an after-tax charge of £27m.

Deferred tax is provided based upon the expected future tax deductions relating to share-based payment transactions, and is recognised over the vesting period of the relevant share award schemes. For the year ended 31 December 2004, this results in an additional deferred tax credit to the income statement of £2m.

IFRS 3 Business Combinations

The Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004, an exemption permitted by IFRS 1.

IFRS 3 prohibits amortisation of goodwill and instead requires annual impairment testing. Under UK GAAP, WPP amortises a number of acquisitions where the life of the goodwill is determined to be finite. In the IFRS financial information presented, this amortisation has been reversed from the date of transition and the relevant goodwill tested for impairment at 31 December 2004.

The Group has also conducted an impairment review of goodwill at 1 January 2004, in accordance with the requirements of IAS 36 (Impairment of Assets).

The impact on the income statement for the year ended 31 December 2004 is to eliminate goodwill amortisation of £42.5m. No additional impairment of goodwill arose at 1 January 2004, however there was additional impairment of £5m for the year ended 31 December 2004.

When the Group makes acquisitions, deferred tax assets are established in relation to tax losses and other tax attributes to the extent that it is probable that they will be utilised in the future. If the performance and profits of acquisitions are higher than originally anticipated then the Group may recognise the additional tax benefit of unbooked tax attributes in the IFRS income statement. IFRS 3 and IAS 12 (Income Taxes) require a write-down of goodwill equal to the tax benefit of any tax attributes that are subsequently recognised if a deferred tax asset has not been established at the time of acquisition. The write-down of goodwill adjusts goodwill in the balance sheet to the amount it would have been had a deferred tax asset been established on all of the tax attributes utilised. Due to the better than expected performance of certain acquisitions in the year ended 31 December 2004 there was an additional goodwill adjustment of £13m charged to operating profit relating to the utilisation of pre-acquisition tax attributes that previously couldn’t be recognised due to insufficient evidence that they were recoverable. The Group expects the annual goodwill adjustment to be lower in the future.

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Changes in Accounting Policies (continued)

IAS 21 requires goodwill and fair value adjustments on acquisitions to be recorded in the functional currency of the acquiree rather than the functional currency of the acquirer. As permitted by IFRS 1 we are applying IAS 21 retrospectively to goodwill and fair value adjustments arising in business combinations that occurred before the date of transition to IFRS. We have retranslated our goodwill and corporate brands on this basis which has resulted in a decrease in the carrying value of these assets at 31 December 2004 of £679m, and an equivalent reduction in equity.

IFRS 1 has a further impact in that goodwill previously written off to reserves under UK GAAP is not recycled to the income statement in the event of the disposal of the business concerned.

IAS 38 Intangible Assets

The Group has also applied IAS 38 to acquisitions completed since the initial adoption date which has resulted in the recognition of intangible assets of £7m at 31 December 2004 which would not qualify for recognition under UK GAAP. These largely comprise corporate brand names.

These intangibles are amortised over their useful economic lives, which vary depending on the individual characteristics of the intangibles concerned, but are no more than 10 years. The impact on the income statement for the year ended 31 December 2004 is not material.

Under UK GAAP, capitalised computer software is included within tangible fixed assets on the balance sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. All other capitalised computer software should be shown as an intangible asset.

Accordingly, a reclassification of £24m has been made in the 31 December 2004 balance sheet from property plant and equipment to intangible assets.

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Changes in Accounting Policies (continued)

IAS 28 Investments in Associates

IFRS requires equity accounting for associates’ losses to cease at the point that the carrying value of the net assets of the relevant associate are nil. Further losses are only accrued if the investor has a legal or constructive obligation for the losses. The Group has therefore ceased to recognise equity losses where the net assets of the associate concerned are nil or negative, where appropriate. This did not result in any impact on the 2004 income statement.

IAS 10 Events After the Balance Sheet Date

IAS 10 does not permit dividends proposed after the balance sheet date to be recognised as a liability at that date because they do not represent a present obligation as defined by IAS 27 (Provisions, Contingent Liabilities and Contingent Assets).

The impact of this change is to exclude the final dividend of £62m from the income statement for the year ended 31 December 2004, but include the prior year final dividend of £52m as an expense in 2004. This results in a net increase in retained profit of £10m. The respective restated balance sheets at 31 December 2004 and 1 January 2004 exclude these dividends.

IAS 19 Employee Benefits

The group fully implemented the UK Accounting Standard FRS 17 (Retirement Benefits) in 2001. This standard is consistent with IAS 19 and the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures adopted by the IASB in December 2004, which encourages early adoption prior to its expected effective date of 1 January 2006. On the basis that the Amendment will be endorsed by the European Commission in the future, the Group has not made any changes to its accounting policies in respect of accounting for pensions.

IAS 32 and IAS 39 Financial Instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. UK GAAP has continued to be applied to financial instruments in this period.

The Group will therefore adopt IAS 32 and IAS 39 on 1 January 2005 and consequently restate the opening balance sheet at that date to an IFRS basis in compliance with these standards.

The most significant impact on the income statement of adopting IAS 32 and IAS 39 at 1 January 2005 will be as follows:

Convertible Bonds

Under UK GAAP, convertible bonds are reported as a liability unless conversion actually occurs, and no gain or loss is recognised on conversion. Under IAS 32, classification of such compound instruments is undertaken based on the substance of the contractual arrangements and, consequently, the Group’s compound instruments will be split into liability and equity elements, based on the fair value of the debt component at the date of issue.

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Changes in Accounting Policies (continued)

The income statement charge for the finance cost will continue to be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value. However, under IFRS the initial recognition of the liability is for a lower amount than under UK GAAP and consequently the finance cost over the period is higher.

At 1 January 2005, the Group had in issue two convertible bonds: £450m bond maturing in April 2007 and $287.5m bond maturing in January 2005. The impact on the 1 January 2005 transition balance sheet from these bonds will be:

•	£98m reclassification from debt to equity to separately account for the equity element of the convertible bonds (£69m relating to the £450m bond and £29m relating to the $287.5m bond).

•	£66m adjustment to debt and retained earnings to reflect the cumulative extra amount of financing costs that would have been expensed through the income statement as at 31 December 2004 (£37m relating to the £450m bond and £29m relating to the $287.5m bond).

•	The impact on the income statement for the year ending 31 December 2005 is expected to be an increase in interest payable and similar charges of £14m, in relation to convertible bonds in issue at 1 January 2005 (£13.7m relating to the £450m bond and £0.3m relating to the $287.5m bond).

•	The expected total interest charges for these bonds under IFRS for the year ending 31 December 2005 will be £30m on the £450m convertible and £0.5m on the $287.5m convertible.

On 7 March 2005 WPP completed the acquisition of Grey Global Group Inc (Grey). Grey had in issue $150m 5% Contingent Convertible Subordinated Debentures due in 2033. The principles described above will also apply to this bond.

Hedging Instruments

The Group has a number of hedging instruments which were accounted for as hedges under UK GAAP during 2004. On adoption of IAS 39, the Group will recognise these hedging instruments at fair value in the balance sheet at 1 January 2005. It is expected that subsequent movements in the fair value of these instruments will not have a significant impact on the income statement for the year ending 31 December 2005 as they also qualify for hedge accounting under IAS 39.

From time to time, the Group uses certain short-term derivative financial instruments to mitigate interest rate and foreign exchange rate risks. These may not be held in qualifying hedge relationships and so movements in fair value of the relevant instrument will be taken to the income statement. However, owing to their short-term nature, the Group does not expect this to have a significant impact on the income statement.

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Changes in Accounting Policies (continued)

IAS 12 Income Taxes

IAS 12 requires deferred tax to be provided on all taxable temporary differences between the book value and the tax base of assets and liabilities of the Group rather than timing differences under UK GAAP. As a result, the Group’s IFRS balance sheet at 31 December 2004 includes additional deferred tax assets of £11m and deferred tax liabilities of £17m in respect of the differences between the carrying value and tax written down value of goodwill in the Group’s balance sheet. In accordance with IAS 12, a liability of £15m has been netted off against a deferred tax asset as both items relate to the same consolidated tax group. There was an additional charge to the IFRS income statement of £2m in the year ended 31 December 2004 in relation to movements in these balances. IAS 1 requires deferred tax to be classified as a ‘non current’ asset and accordingly £77m of deferred tax assets reported under UK GAAP have been reclassified from ‘current assets’.

IAS 12 requires a deferred tax liability to be booked in respect of the tax cost of remitting undistributed earnings of the Group’s associated undertakings and joint ventures. At 1 January 2004 this deferred tax liability was £8m. There was an additional charge to the IFRS income statement of £2m in the year ended 31 December 2004 in relation to undistributed earnings arising in the year whilst foreign exchange movements led to an increase in the liability of £1m. At 31 December 2004 the deferred tax liability was £10m.

IAS 12 also requires deferred tax to be provided in respect of the Group’s future deductions in respect of share-based payments. At 1 January 2004 an asset of £3m was recognised in respect of anticipated future tax deductions of share-based payments.

The 2004 IFRS income statement expense for stock options was £29m. Deferred tax of only £2m is credited to the IFRS income statement in 2004; the majority of the expense cannot be tax effected due to either the expense not being deductible for tax purposes or the recognition of the asset being restricted by existing tax losses. At 31 December 2004 a deferred tax asset of £3m was held in the balance sheet as although the asset was increased by £2m relating to the 2004 charge there were other adjustments, primarily the exercise of options, that reduced the asset by £2m.

In accordance with IAS 12, in the year ended 31 December 2004 an amount of £9m which had previously been credited to tax expense in the UK GAAP profit and loss account was credited directly to equity as it related to the tax benefits of share-based payments that exceeded the cumulative income statement expense for those payments.

The total IFRS income statement tax charge for the year ended 31 December 2004 is £135m. In accordance with IAS 28, income from associates and joint ventures is now shown net of tax. A reconciliation from UK GAAP to IFRS tax charge is shown below.

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Changes in Accounting Policies (continued)

Under IFRS there is a net reduction of £5m in the tax charge for the year ended 31 December 2004 which is comprised as follows:

£m
UK GAAP Profit and loss account tax charge	140
Reclass of tax charge relating to associates and joint ventures	(18)
Deferred tax charge on unremitted earnings of associates and joint ventures	2
Deferred tax credit in relation to stock option expense	(2)
Tax charge in relation to the tax effect of share-based payments now credited to equity	9
Deferred tax charge relating to goodwill	2
Other changes	2

IFRS Income statement tax charge	135

The effect of the adjustments required under IFRS is to increase the Group’s tax rate on Headline PBT for the year ended 31 December 2004 to 27.6% as compared with 26.1% under UK GAAP. The primary reason for the increase in tax rate is the reduction in IFRS Headline PBT due to the additional income statement expense for stock options as the majority of this expense cannot be tax effected. The Group’s estimate of tax rate on Headline PBT for 2005 and 2006 remains 28-30% (excluding the impact of Grey). The introduction of IFRS does not impact the amount of cash tax paid by the Group.

IAS 12 requires deferred tax liabilities of £300m to be recognised at 31 December 2004 in respect of intangible assets such as corporate brands which were recognised at the time of various acquisitions including Ogilvy & Mather, J. Walter Thompson, Hill & Knowlton and Young & Rubicam. As the Group acquired the shares in the respective holding companies there is no tax basis in the brands themselves and therefore the resulting deferred tax liabilities are equal to the carrying value of the corporate brands tax effected at the appropriate tax rate. The Group considers the appropriate tax rate to be the Group’s combined US federal and state tax rate. Normally recognition of these deferred tax liabilities would result in a corresponding increase of goodwill in respect of these acquisitions, however under the exemptions provided by IFRS 1 relating to business combinations, the Group has not adjusted goodwill in respect of acquisitions before 1 January 2004.

At 31 December 2004 the tax related adjustments under IFRS, excluding the adjustments for corporate brands, increase total assets by £3m and total liabilities by £27m. As a result, a net amount of £24m was debited to IFRS Capital and Reserves as

APPENDIX II

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Changes in Accounting Policies (continued)

at 31 December 2004 in relation to these adjustments. As detailed above, additional deferred tax liabilities of £300m were recognised at 31 December 2004 in relation to corporate brands; a corresponding amount was also debited to IFRS Capital and Reserves.

Earnings per share

Earnings per share have been calculated in accordance with IAS 33 (Earnings per share). As noted above, in accordance with IFRS 2, the Group has charged the fair value of stock options to the income statement for 2004. IFRS 2 does not permit any reduction in the number of shares used in the diluted earnings per share calculation in respect of the dilutive effect of stock options, in spite of the fact that a charge to the income statement has been made.

Appendix III

WPP GROUP PLC

Preliminary results for the year ended 31 December 2004

Unaudited preliminary consolidated income statement for the year ended 31 December 2004

IFRS Reconciliation

	31 Dec 2004 Reported under UK GAAP	IFRS 3 Business Combinations	IFRS 2 Share Options	IAS 28 Associates	IAS 10 Dividends	IAS 12 Income Taxes	Other	Total IFRS adjustment	31 Dec 2004 Restated Under IFRS
	£m	£m	£m	£m	£m	£m	£m	£xn	£m
Revenue	4,299.5								4,299.5
Operating profit before goodwill amortisation	559.6		(28.9)					(28.9)	530.7
Goodwill amortisation and impairment - subsidiaries	(75.0)	34.4				(12.6)		21.8	(53.2)

Operating profit	484.6	34.4	(28.9)	0.0	0.0	(12.6)	0.0	(7.1)	477.5
Goodwill amortisation and impairment - associates	(3.5)	3.5						3.5	0.0

Income from associates and joint ventures	48.1							0.0	48.1
Tax, interest and minority interest on associates	0.0			(18.6)				(18.6)	(18.6)

Net income from associates and joint ventures	48.1			(18.6)				(18.6)	29.5

Profit on ordinary activities before interest, taxation and amounts written off fixed asset investments	529.2	37.9	(28.9)	(18.6)	0.0	(12.6)	0.0	(22.2)	507.0
Profits on disposal of fixed assets	3.0								3.0
Amounts written off fixed asset investments	(5.0)								(5.0)
Investment income	0.0						56.4	56.4	56.4
Finance costs (shown net under UK GAAP)	(70.7)			0.1			(56.4)	(56.3)	(127.0)

Profit on ordinary activities before taxation	456.5	37.9	(28.9)	(18.5)	0.0	(12.6)	0.0	(22.1)	434.4
Taxation on profit on ordinary activities	(140.2)		2.0	17.9		(14.7)		5.2	(135.0)

Profit on ordinary activities after taxation	316.3	37.9	(26.9)	(0.6)	0.0	(27.3)	0.0	(16.9)	299.4
Minority interests	(24.0)			0.6			(3.0)	(2.4)	(26.4)

Profit attributable to ordinary share owners	292.3	37.9	(26.9)	0.0	0.0	(27.3)	(3.0)	(19.3)	273.0
Ordinary dividends	(92.0)				10.3			10.3	(81.7)

Retained profit for the year	200.3	37.9	(26.9)	0.0	10.3	(27.3)	(3.0)	(9.0)	191.3

Headline PBIT[1]	607.7	0.0	(28.9)	(18.6)	0.0	0.0	0.0	(47.5)	560.2
Headline PBIT [1] margin	14.1%								13.0%
Headline PBT[1]	537.02	0.0	(28.9)	(18.5)	0.0	0.0	0.0	(47.4)	489.6

[1]	Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill impairment and fixed asset gains and write-downs.

Headline PBT: Profit on ordinary activities before taxation, goodwill impairment and fixed asset gains and write-downs.

[2]	Restated to include interest on defined benefit pension schemes of £9.5m as a deduction from Headline profits.

The Calculation of Headline PBIT and Headline PBT is set out in Appendix IV.

Appendix III

WPP GROUP PLC

Preliminary results for the year ended 31 December 2004

Unaudited consolidated summary interim cash flow statement for the year ended 31 December 2004

IFRS Reconciliation

	UK GAAP (IFRS format)	IFRS adjustments	IFRS
	£m	£m	Ern
Net cash flows from operating activities	489.0	0.0	489.0
Investing activities Acquisitions and disposals	(218.2)		(218.2)
Purchases of property, plant and equipment	(95.6)		(95.6)
Proceeds on disposal of property, plant and equipment	9.3		9.3
Proceeds on disposal of current asset investments	9.3		9.3
Interest received	48.9		48.9
Dividends from associates	18.5		18.5
Net cash outflow from investing activities	(227.8)	0.0	(227.8)
Financing activities Issue of shares	17.9		17.9
Share repurchases and buybacks	(88.7)		(88.7)
Repayments of borrowings	128.6		128.6
Financing and share issue costs	(5.0)		(5.0)
Equity dividends paid	(81.7)		(81.7)
Dividends paid to minority shareholders in subsidiary undertakings	(22.5)		(22.5)
Net cash outflow from financing activities	(51.4)	0.0	(51.4)
Net increase in cash and cash equivalents	209.8	0.0	209.8
Translation differences	(44.6)		(44.6)
Cash and cash equivalents at beginning of year	1,117.8		1,117.8
Cash and cash equivalents at end of year	1,283.0	0.0	1,283.0

Reconciliation of net cash flow to movement in net debt Net increase in cash and cash equivalents	209.8	0.0	209.8
Cash inflow from (increase)/decrease in debt financing	(124.2)		(124.2)
Debt acquired	(9.6)		(9.6)
Other movements	(8.2)		(8.2)
Translation difference	(6.7)	19.4	12.7

Movement in net debt in the year	61.1	19.4	80.5
Net debt at beginning of period	(361.5)	(280.4)	(641.9)

Net debt at end of period	(300.4)	(261.0)	(561.4)

Appendix Ill

WPP GROUP PLC

Unaudited preliminary consolidated balance sheet as at 31 December 2004

			IFRS Reconciliation
	31 Dec 2004 Reported under UK GAAP	IFRS 3 Business Combinations	IAS 28 Associates	IAS 10 Dividends	IAS 12 Income Tax	IAS 38 Intangibles and software	Other	Total IFRS adjustment	31 Dec 2004 Restated under IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non current assets Intangible assets:
Corporate brands	950.0	(207.4)						(207.4)	742.6
Goodwill	4,845.7	(436.4)			(12.6)	(7.0)		(456.0)	4,389.7
Other	0.0					31.0		31.0	31.0
Property plant and equipment	333.8					(24.0)		(24.0)	309.8
Deferred tax assets	0.0				91.8			91.8	91.8
Investments	389.3	3.2	1.1					4.3	393.6

	6,518.8	(640.6)	1.1	0.0	79.2	0.0	0.0	(560.3)	5,958.5
Current assets
Inventories and work in progress	220.6								220.6

Debtors	2,677.6				(76.6)			(76.6)	2,601.0
Trade debtors within working capital facility:
Gross debts	545.7								545.7

Non-returnable proceeds	(261.01)						261.0	261.0	0.0

	284.7						261.0	261.0	545.7
Current asset investments (short-term bank deposits)	244.0						(244.0)	(244.0)	0.0
Cash and cash equivalents	1,372.0						244.0	244.0	1,616.0

	4,798.9	0.0	0.0	0.0	(76.6)	0.0	261.0	184.4	4,983.3
Current liabilities Creditors: amounts falling due within one year	(5,220.0)			62.6	0.0		(270.4)	(207.8)	(5,427.8)

Net current liabilities	(421.1)	0.0	0.0	62.6	(76.6)	0.0	(9.4)	(23.4)	(444.5)

Total assets less current liabilities	6,097.7	(640.6)	1.1	62.6	2.6	0.0	(9.4)	(583.7)	5,514.0
Non current liabilities Creditors: amounts falling due after more than one year (induding convertible bonds)	(1,852.6)						(2.6)	(2.6)	(1,855.2)
Deferred tax liabilities	0.0				(312.3)			(312.3)	(312.3)

Provisions for liabilities and charges	(91.2)	4.3						4.3	(86.9)
Post employment benefits	(187.8)				(14.4)			(14.4)	(202.2)

Net assets	3,966.1	(636.3)	1.1	62.6	(324.1)	0.0	(12.0)	(908.7)	3,057.4

Capital and reserves Called up share capital	118.5								118.5
Share premium account	1,002.2								1,002.2
Shares to be issued	49.9								49.9
Merger reserve	2,920.6								2,920.6
Other reserves	(125.5)	(174.7)			28.6		181.0	34.9	(90.6)
Own shares	(277.7)								(277.7)
Retained earnings	226.5	(461.6)	1.1	62.6	(352.7)		(196.0)	(946.6)	(720.1)

Equity share owners’ funds	3,914.5	(636.3)	1.1	62.6	(324.1)	0.0	(15.0)	(911.7)	3,002.8
Minority interests	51.6						3.0	3.0	54.6

Total capital employed	3,966.1	(636.3)	1.1	62.6	(324.1)	0.0	(12.0)	(908.7)	3,057.4

Appendix IV

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Reconciliation to Non-GAAP measures of performance

Reconciliation of profit on ordinary activities before interest, taxation, fixed asset gains and write-downs to Headline PBIT for the year ended 31 December 2004

	UK GAAP £m	IFRS £m
Profit on ordinary activities before interest, taxation, fixed asset gains and write-downs	529.2	507.0

Goodwill amortisation	42.5	—

Goodwill impairment	36.0	40.6
Goodwill write-down of historical deferred tax losses	—	12.6

Headline PBIT	607.7	560.2

Reported margins
	UK GAAP	IFRS
	£m	£m
Revenue	4,299.5	4,299.5
Headline PBIT	607.7	560.2

Headline PBIT margin	14.1%	13.0%

Appendix IV

WPP GROUP PLC

Impact of IFRS on Preliminary Results

For the year ended 31 December 2004

Reconciliation of profit on ordinary activities before taxation to Headline PBT and Headline earnings for the year ended 31 December 2004

	UK GAAP £m	IFRS £m

Profit on ordinary activities before taxation	456.5	434.4

Goodwill amortisation	42.5	—

Goodwill impairment	36.0	40.6
Goodwill write-down of historical deferred tax losses	—	12.6
Profits on disposal of fixed assets	(3.0)	(3.0)
Amounts written off fixed asset investments	5.0	5.0

Headline PBT	537.0 [1]	489.6

Taxation on profit on ordinary activities	(140.2)	(135.0)

Minority interests	(24.0)	(26.4)

Headline earnings	372.8 [1]	328.2

Calculation of effective tax rate on Headline profit before tax

	UK GAAP £m	IFRS £m
Taxation on profit on ordinary activities	(140.2)	(135.0)
Headline PBT	537.0 [1]	489.6

Effective tax rate on Headline profit before tax	26.1%[1]	27.6%

Earnings per ordinary share

	UK GAAP £m		IFRS £m

Headline earnings	372.8	[1]	328.2
Earnings adjustment:
Dilutive effect of convertible bonds	12.2		12.2
Weighted average number of ordinary shares	1,219,588,084		1,219,588,084

Headline diluted earnings per ordinary share	31.6p	[1]	27.9	p

[1]	Restated to include interest on defined benefit pension schemes of £9.5m as a deduction from Headline profits.